Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Acetex Corporation
(Translation of registrant's name into English)

750 World Trade Centre, 999 Canada Place
Vancouver, BC V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Form 6-K consists of a press release announcing Acetex's results for the three months ended March 31, 2002.

Acetex

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2002

Vancouver, B.C., Canada – April 17, 2002 - Acetex Corporation announced today results for the three months ended March 31, 2002, determined under Canadian generally accepted accounting principles. These results include net loss of US $5.6 million and EBITDA (defined as operating income plus depreciation and amortization) of US $3.1 million. Net sales of US $48.3 million were generated during the period from the sale of acetic acid and derivative products.

"Strong demand for our products in the first quarter and negotiated price increases in the second quarter confirm our belief that the first quarter of 2002 was the trough of the current cycle for our business," said Brooke N. Wade, Chairman and CEO of Acetex Corporation. "Continued strengthening of the world economy into the second half of the year should result in improved cash flow and earnings."

Acetex is a Canadian-based global chemical company which is the second largest producer of acetic acid and vinyl acetate monomer in Europe. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

A conference call is scheduled for Wednesday, April 17, 2002, at 11:30 a.m. Eastern Daylight Time to discuss these results. To participate, please call (416) 620-2404 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 20525427.

For further information contact: Lynn Haycock (604) 688-9600 or via Internet e-mail haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights
Selected Financial Information
(thousands of U.S. dollars except per share)
(unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Sales	$48,256	$63,642
Net earnings (loss) for the period	(5,608)	9,884
Net earnings (loss) per share	$(0.21)	$0.38
Cash generated from (used in) operations [1]	(1,534)	13,544
Cash generated from (used in) operations per share[1]	$(0.06)	$0.52
Cash position at end of period	46,575	43,912
EBITDA[2]	3,096	15,331
Long-term debt at end of period	190,000	180,000
Production Volume Information		
(tonnes)		
Acetic Acid	89,308	100,615
VAM – Pardies	35,965	36,793
Acetic Acid Derivatives	16,762	20,148

1 Before changes in non-cash working capital

2 Operating income plus amortization, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(thousands of U.S. dollars)
(unaudited)

ASSETS	March 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$46,575	$51,605
Accounts receivable	46,603	44,481
Inventories	17,209	25,075
Prepaid expenses and other	6,283	5,766
	116,670	126,927
Property, plant and equipment	92,011	95,309
Other assets	11,888	11,953
	$220,569	$234,189

LIABILITIES AND SHAREHOLDERS' DEFICIENCY	March 31, 2002	December 31, 2001
Current liabilities:		
Accounts payable and accrued liabilities	$41,812	$48,070
Pension obligation	3,184	3,139
Long-term debt	190,000	190,000
	234,996	241,209
Shareholders' deficiency:		
Share capital	65,674	65,578
Retained earnings (deficit)	(3,932)	1,677
Cumulative translation adjustment	(76,169)	(74,275)
	(14,427)	(7,020)
	$220,569	$234,189

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(thousands of U.S. dollars except per share data)
(unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Sales	$48,256	$63,642
Cost of goods sold	42,814	46,042
Amortization	3,648	3,552
	46,462	49,594
Gross profit	1,794	14,048
Other operating expenses:		
Selling, general and administrative	1,955	2,031
Research and development	391	238
	2,346	2,269
Operating earnings (loss)	(552)	11,779
Other income (expense):		
Interest expense	(5,007)	(4,169)
Equity loss	(96)	(127)
Foreign exchange gain (loss)	47	2,401
	(5,056)	(1,895)
Earnings (loss) before income taxes	(5,608)	9,884
Income taxes	—	—
Net earnings (loss) for the period	(5,608)	9,884
Retained earnings (deficit), beginning of period	1,677	(3,553)
Retained earnings (deficit), end of period	$(3,931)	$6,331
Net earnings (loss) per common share		
Basic	$(0.21)	$0.38
Diluted	$(0.21)	$0.34
Cash flow from operations (before non-cash items) per share		
Basic	$(0.06)	$0.52
Diluted	$(0.06)	$0.46
Weighted average number of common shares outstanding		
Basic	26,429,464*	26,125,967
Diluted	26,779,444	29,604,722

*Number of shares outstanding at March 31, 2002: 26,464,964

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Cash provided by (used for):		
Operations:		
Net earnings (loss) for the period	$(5,608)	$9,884
Charges and credits to income not involving cash:		
Amortization	3,648	3,552
Pension expense (recovery)	93	85
Amortization of deferred financing costs	237	223
Amortization of unrealized foreign exchange gain	—	(327)
Distributions received from equity investee in excess of income	96	127
Changes in noncash operating working capital	(1,873)	(8,847)
	(3,407)	4,697
Investments:		
Purchase of property, plant and equipment	(801)	(966)
Other	(245)	99
	(1,046)	(867)
Financing:		
Increase in share capital	96	136
Decrease in pension obligation	(16)	(15)
	80	121
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(657)	(3,614)
Increase in cash and cash equivalents	(5,030)	337
Cash and cash equivalents, beginning of period	51,605	43,575
Cash and cash equivalents, end of period	$46,575	$43,912

Acetex Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (all references in US funds)

Acetex Corporation (the "Company") derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Net Sales

For the three months ended March 31, 2002, compared to the three months ended March 31, 2001, net sales decreased by 24% or $15.3 million to $48.3 million from $63.6 million. This decrease resulted from a decrease in average product selling prices of 37% from 2001 to 2002 which was offset by a 20% increase in sales volumes. Industry newsletters indicate that pricing for the first quarter of 2002 measured in Euros compared to the fourth quarter of 2001 decreased by approximately 5.3% for acetic acid and by 9.3% for VAM. Contract prices for the second quarter of 2002 in Europe have not yet been settled.

Gross Profit

Gross profit for the first quarter of 2002 compared to the first quarter of 2001 decreased by $12.2 million to $1.8 million from $14.0 million. The decrease in gross profit was primarily due to lower selling prices in 2002. The European contract price for methanol dropped by 17% from the fourth quarter of 2001 to the first quarter of 2002 but will increase by 16% in the second quarter of 2002. The cost of natural gas remained at the same level in the first quarter of 2002 as in the fourth quarter of 2001.

Operating Income

Operating income for the three months ended March 31, 2002, decreased by $12.3 million to an operating loss of $0.6 million from operating income of $11.8 million primarily due to the improvement in gross profit described above.

Net Income

As a result of the factors discussed above, the income for the quarter decreased by $15.5 million to a net loss of $5.6 million from income of $9.9 million for the comparable quarter in 2001.

Income tax expense has not been recorded in the quarter as the Company has income tax losses from prior years, the benefit of which has not been recorded in the balance sheet. These losses will continue to be utilized until the Company has generated approximately $50.0 million in income before income taxes. The Company continues to pursue a refund claim totalling $6.0 million for French income taxes relating to the tax years 1995 and 1996.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended March 31, 2002, was $(1.5 million) compared to $13.5 million for the three months ended March 31, 2001.

As the functional currency of the Company's operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date. As the value of the Euro (and previously, primarily, the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment in shareholders' deficiency and not in the Company's earnings.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Capital Expenditures

Capital expenditures were at a maintenance level during the three months ended March 31, 2002, and totaled $0.8 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Earnings for Canadian GAAP to U.S. GAAP

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Net earnings (loss) for Canadian GAAP	$(5,608)	$9,884
Reverse amortization of foreign exchange gain	-	(327)
Net earnings (loss) for U.S. GAAP	$(5,608)	$9,557
U.S. GAAP Earnings (loss) per Share		
Basic net earnings (loss) per common share	$(0.21)	$0.38
Diluted net earnings (loss) per common share	$(0.21)	$0.34

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP.

Acetex Corporation
Consolidating Balance Sheet
March 31, 2002

		Guarantors		Combined		Acetex
	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Cash and cash equivalents	6,224			$40,351		$46,575
Accounts receivable	8,997	69,044		46,603	(78,041)	46,603
Inventories				17,209		17,209
Prepaid expenses and other	115			6,168		6,283
	15,336	69,044	0	110,331	(78,041)	116,670
Property, plant and equipment	441			91,570		92,011
Investment in affiliates	233,568	230,000	(47,992)	160,658	(576,234)	0
Other assets	6,243			5,645		11,888
	255,588	299,044	(47,992)	368,204	(654,275)	220,569
Accounts payable	4,154	0	0	112,367	(74,709)	41,812
Pension obligation				3,184		3,184
Long-term debt	190,000			230,000	(230,000)	190,000
	194,154	0	0	345,551	(304,709)	234,996
Share capital	65,674	230,000	10,048	127,466	(367,514)	65,674
Retained earnings (deficit)	(4,240)	69,044	(58,040)	(17,843)	6,839	(4,240)
Cumulative translation adjustment			0	(86,970)	11,109	(75,861)
	61,434	299,044	(47,992)	22,653	(349,566)	(14,427)
	255,588	299,044	(47,992)	368,204	(654,275)	220,569

Acetex Corporation
Consolidating Income Statement
Period Ended March 31, 2002

		Guarantors		Combined		Acetex
	Acetex Corporation	Acetex LLC	Acetex BV	non-guarantors	Eliminations	Acetex Corporation Consolidated
Sales				48,256		48,256
Amortization				3,648		3,648
Cost of goods sold				42,814		42814
				1,794		1,794
Selling, general & administrative	221			1,734		1,955
Research and development				391		391
Operating earnings (loss)	(221)	0	0	-331	0	(552)
Equity loss	(794)		(7,890)	(2,665)	11,253	(96)
Interest expense - net	(4,593)	7,631		(8,045)		(5,007)
Foreign exchange gains	1			46		47
Earnings (loss) before income taxes	(5,607)	7,631	(7,890)	(10,995)	11,253	(5,608)
Income taxes						
Net earnings (loss)	(5,607)	7,631	(7,890)	(10,995)	11,253	(5,608)
Retained earnings (deficit) at beginnning	1,368	71,400	(50,150)	(6,848)	(14,402)	1,368
Dividends paid		(9,987)		0	9,987	0
Retained earnings (deficit) at end	(4,239)	69,044	(58,040)	(17,843)	6,838	(4,240)

Acetex Corporation
Consolidating Statement of Cash Flow
Period Ended March 31, 2002

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
CASH PROVIDED BY (USED IN):						
Operating Activities						
Net earnings (loss)	(5,608)	7,631	(7,890)	(10,995)	11,253	(5,608)
Charges and credits to income -non-cash						
Amortization				3,648		3,648
Pension expense				93		93
Amortization of deferred financing costs				237		237
Distribution from equity investment in excess of income	9,782	0	7,890	3,664	(21,240)	96
Changes in noncash working capital	(4,757)	2,356	0	1,195	(667)	(1,873)
	(583)	9,987	0	(2,158)	(10,654)	(3,407)
Investing Activities						
Purchase of property, plant and equipment	0			(801)		(801)
Other				(245)		(245)
	0	0	0	(1,047)	0	(1,046)
Increase in share capital	96					96
Dividend paid		(9,987)			9,987	0
Decrease in pension obligation				(16)		(16)
	96	(9,987)	0	(16)	9,987	80
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies				(1,322)	667	(657)
Increase in cash during the period	(487)	0	0	(3,221)	0	(5,030)
Cash, beginning of period	573	0	0	44,894	2	51,605
Cash, end of period	86	0	0	41,673	2	46,575

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation
(Registrant)

DATE: May 7, 2002 By: [signature]

Donald K. Miller
Chief Financial Officer